Exhibit 99.1

ICON Shareholders Vote in Favour of All Resolutions at its Annual General Meeting

DUBLIN--(BUSINESS WIRE)--July 26, 2017--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that all resolutions at the Annual General Meeting of the Company (AGM) held on July 25, 2017 (which resolutions had all been recommended by the Board) were all duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 23, 2017 and are available on the ICON plc website.

The final results of the voting are as follows:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Prof. Dermot Kelleher	45,317,741	44,238,348	1,032,397	46,996
1.2	To re-elect Prof. Hugh Brady	45,317,741	44,918,234	352,536	46,971
1.3	To re-elect Ms. Mary Pendergast	45,317,741	44,917,849	351,464	48,428
1.4	To re-elect Mr. Ronan Murphy	45,317,741	44,630,167	640,062	47,512
2	To receive accounts and reports	45,317,741	45,142,850	3,142	171,749
3	To authorise the fixing of the auditors’ remuneration	45,317,741	41,762,920	3,548,967	5,854
4	To authorise the Company to allot shares	45,317,741	44,310,484	865,120	142,137
5**	To disapply pre-emption rights	45,317,741	44,917,093	238,190	162,458
6**	To disapply pre-emption rights for funding capital investment or acquisitions	45,317,741	44,918,013	237,460	162,268
7**	To authorise the Company to make market purchases of shares	45,317,741	45,177,034	9,283	131,424
8**	To authorise the price range at which the Company can reissue shares it holds as treasury shares	45,317,741	44,962,079	121,491	234,171

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 84 locations in 38 countries and has approximately 12,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+1 215 616 3000